Mail Stop 3010

July 6, 2009

VIA USMAIL and FAX 905-264-3848

Gary Cilevitz
Chief Financial Officer
Moneylogix Group, Inc.
9000 Keele Street, Unit 4
Concord, Ontario
L4K 0B3

      Re: **Moneylogix Group, Inc.**
                Form 10-K for Fiscal Year Ended
                December 31, 2008
                Filed April 1, 2009
                File No. 000-30424

Dear Mr. Cilevitz:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kevin Woody
                Branch Chief